ALAMOS GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS – 2005 Third Quarter

(All amounts are expressed in United States dollars, unless otherwise stated)

This management discussion and analysis (MD&A) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the three and nine month periods ended September 30, 2005 compared with the three and nine month periods ended September 30, 2004. This MD&A is current to November 7, 2005 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim reporting (for more complete disclosure see Summary of Significant Accounting Policies Note 2 to the December 31, 2004 Financial Statements) in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between GAAP and U.S. GAAP applicable to the Company as at December 31, 2004 and described in Note 19 to the December 31, 2004 Financial Statements, do not consider additional GAAP/U.S. GAAP differences which may exist in the treatment of the convertible debentures issued in February 2005.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States.  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Overview:

The Company owns 100% of the Mulatos gold project (the “Mulatos Project”) in Sonora, Mexico which comprises the Salamandra concessions, the Mulatos deposit and nine other prospective exploration targets. During the third quarter of 2005, the Company poured its first bar of gold dore from the Mulatos Project. The first phase of construction of a mine at the Mulatos Project (the “Mine”) is scheduled for completion in December when the crusher/conveyer system becomes operational. At the feasibility rate, the Mine is anticipated to process 10,000 tonnes of ore per day and produce approximately 150,000 ounces of gold per year.

Initial ore production at the Mine is derived from the Estrella Pit, which contains reserves of 36.4 million tonnes grading 1.64 grams per tonne of gold (g/t) or approximately 1.9 million contained ounces of gold. Current reserves are contained within a measured and indicated resource of 62.2 million tonnes grading 1.51 g/t, or approximately 3 million contained ounces of gold.

The Company is also actively exploring and developing other targets within the Salamandra concessions. Development drilling is being undertaken at El Salto adjacent to the Estrella deposit, and at Escondida and El Victor north of Estrella with the objective of increasing existing resources and upgrading measured and indicated resources to reserves. Exploration drilling is being conducted at El Jaspe, Los Bajios and El Realito targets.

Quarterly highlights:

During the three months ended September 30, 2005, the Company:

•

Poured its first gold dore bar on July 22 weighing in at 3.65 kg (117 ounces);

•

Produced 2,130 ounces of gold in dore and sold 1,000 ounces of refined gold for $440,913;

•

Delivered 377,000 tonnes of uncrushed run-of-mine ore grading 1.1 grams per tonne to the leach pad;

•

Incurred expenditures of $6.6 million on Mine development at the Mulatos Project and $8.5 million on plant and mining equipment;

•

Incurred exploration and development expenditures of: $0.5 million on exploration at El Salto/Mina Vieja zones adjacent to the Phase I Estrella Pit, $0.6 million on Escondida/El Victor zone underground drift development, and $0.3 million on exploration activities and drilling at El Jaspe, El Realito and Los Bajios;

•

Secured a $10 million revolving credit facility;

•

Incurred a  loss of $2.0 million ($0.03 per share).

Subsequent to quarter end the Company:

•

Entered into a letter agreement to dispose of the La Fortuna property in exchange for consideration valued at approximately $1.7 million and a 1% net smelter royalty (“NSR”). The Company anticipates accounting for this transaction as a non-monetary exchange with no gain recognition in the fourth quarter 2005.

Operations:

The Company’s major asset is the Mulatos Project which comprises the Salamandra group of concessions in Sonora, Mexico totaling approximately 21,300-hectare and includes the Mulatos deposit and nine other exploration targets identified to date. The Mulatos deposit consists of several contiguous mineralized zones which contain gold resources of approximately 62.2 million tonnes of ore grading 1.51 g/t at a 0.6 g/t gold cutoff, measured and indicated, excluding resources contained in the Gap, El Victor and San Carlos zones. In June 2004, a feasibility study was completed on the Estrella zone of the Mulatos deposit, which contained gold reserves of 36.4 million tonnes of ore grading 1.64 g/t at varying cutoff grades, beginning with 0.8 g/t in the early years and declining to the internal cutoff in later years to enhance economics. Reserves are 1.9 million ounces of contained gold, of which 1.4 million ounces are recoverable, based on metallurgical testing. The reserves were prepared using a gold price assumption of $350 per ounce. Total projected capital cost is now anticipated to be approximately $78 million. The feasibility study projects cash operating costs at $174 per ounce. Production is subject to a sliding scale net smelter royalty, which at current gold prices above $400, is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs.

Construction of the Mine at Mulatos began in the third quarter of 2004 and operations commenced in the third quarter of 2005 with the pouring of its first dore bar of gold and silver weighting 117 ounces. Dore is sent to a third party refinery for final processing. Feasibility level rates of production at 10,000 tonnes of ore per month and an average 150,000 ounces of gold per year are not expected until the first quarter 2006. At the end of September, the Company had delivered to the leach pad 377,000 tonnes of uncrushed run-of-mine ore and colluvial material grading 1.1 g/t. There was also an additional 241,000 tonnes of mostly colluvial material in stockpile awaiting screening before being placed on the leach pad as a highly permeable drainage layer on top of the plastic pad liner. Block model reconciliations for full benches at Estrella to date show close correlation to the reserve block model, exhibiting slightly higher overall gold content within ore-grade blocks.

The tables below outline key production and cost indicators during the third quarter of 2005 compared with average life of Mine feasibility study rates and costs:

Production summary	Q3 2005	YTD 2005	Feasibility Study

Ounces produced	2,130	2,130	N/A

Ore mined – tonnes	195,111	195,111	900,000
Waste mined – tonnes	1,055,052	1,055,052	1,300,000
Total tonnes mined	1,250,163	1,250,163	2,200,000

Waste to ore ratio	5.41	5.41	1.43

Grade (g/t)	1.34	1.34	1.64

Costs per tonne summary	Q3 2005	YTD 2005	Feasibility Study
Mining cost per tonne	$1.19	$1.19	$0.95

Mining cost per tonne of ore	$7.62	$7.62	$2.44
Crushing cost per tonne of ore	N/A	N/A	$1.15
Processing cost per tonne of ore	$1.40	$1.40	$1.98
Administration cost per tonne of ore	$0.77	$0.77	$0.97

Total cost per tonne of ore	$10.98	$10.98	$6.54

Gold production at the Mulatos Project in the third quarter 2005 was 2,130 ounces of gold in dore, of which 1,000 ounces of gold had been refined and sold in the third quarter 2005.

The Company determined that it would be feasible to mine and process ore on a run-of-mine basis prior to completing construction of the crusher/conveyor, although the throughput would not be at the feasibility rate of 10,000 tonnes per day and the economics would not be as favorable as sizing the ore to feasibility specification by crushing. Operating costs reported in the third quarter 2005 are not necessarily indicative of costs which will be realized at feasibility-level rates of production. The Company only processed 21% of its feasibility rate for ore and 57% for total tonnes, it has not yet operated at the scale necessary to lower unit costs to the range contemplated in the feasiblity study. Throughput was negatively impacted by high seasonal rainfall and the low equipment availability for mining; priority was given to using haulage equipment to meet construction timetables during this period. The rate of mining and hauling has been steadily increasing and has exceeded 50,000 tonnes per day in the fourth quarter of 2005.

In addition, the pre-strip waste-to-ore ratio for the first 3 million tonnes of ore and waste is 5.4:1, which compares to the feasibility level of 1.4:1. Hauling ore directly from the Estrella Pit to the leach pad increased third quarter costs substantially as the distance from the pit to the leach pad is approximately 4.5 kilometers as compared to the feasibility study haul distance from the pit to the crusher site of approximately 1 kilometer. In addition, gold recovery for uncrushed run of mine ore is expected to be marginally lower and slower than the feasibility rates, which assumes the ore will be crushed to sizes that optimize recoveries. Offsetting the above factors is the cost savings derived by leaching uncrushed ore.

Pre-stripping at Estrella has provided both ore-grade material for delivery to the leach pads, as well as waste rock; however, the Company has given priority to mining waste from the Estrella Pit to provide fill necessary to facilitate proper grading of the conveyor route. This pre-strip was completed in early November 2005, after which the Company plans to mine approximately 500,000 tonnes of ore at a waste-to-ore ratio of approximately 1:1. This sequence of mining will impact fourth quarter 2005 gold production, currently anticipated to be between 7,000 and 9,000 ounces. October 2005 production was 1,930 ounces of gold in dore, subject to final refinery settlement.

Financial Highlights:

Prior to the third quarter of 2005, the Company was a development stage mineral exploration Company focused on developing and constructing the mine at the Mulatos Project. Accordingly, comparative quarterly and annual financial results do not reflect the results of mining activities.

The Company recorded a net loss for the three months ended September 30, 2005 of $2.0 million ($0.03 per share), compared with a loss of $0.4 million ($0.01 per share) in the corresponding period of 2004. Increased costs on a quarterly and year-to-date basis are primarily the result of interest and financing costs, as well as debenture accretion expense associated with the Company’s issuance of CDN$50 million in convertible debentures in February 2005. These higher costs are partially offset by increased interest income arising from higher cash balances throughout 2005 than in 2004. In addition, the foreign exchange loss incurred during the third quarter of 2005 of $579,246 compared with a foreign exchange gain of $82,946 in the comparable period of 2004. The loss for the nine-month period ended September 30, 2005 was $5.4 million or $0.07 per share compared with a loss of $2.3 million or $0.04 per share for the corresponding period of 2004. The results of the Company’s operating activities are described in further detail below.

Gold sales

Details of gold sales for the three-month and nine-month periods ended September 30, 2005 are presented below:

	Q3 2005	YTD 2005

Gold sales – ounces	1,000	1,000
Gold sales revenues	$440,913	$440,913
Realized gold price per ounce	$441	$441
Average Gold price for period (London PM Fix)	$440	$432

Assessment of Gold Market

The gold price fluctuated significantly during the third quarter reaching a quarterly low of $418 per ounce in mid-July, but closing the month at its year-to-date high of $456 per ounce on September 30, 2005. At November 7, 2005 the gold price had fallen from its September high of $473 per ounce to $460.50 per ounce. The increased gold price is attractive to the Company, which prepared its feasibility study and reserves using a base case of $350 per ounce. At recent levels, the price of gold has had and may continue to have a positive impact on the economics of the feasibility study for Phase I development of the Mulatos deposit. However, it is not possible to forecast future gold price trends and their impact on future results from operations.

Operating Expenses

Mine operating costs allocated to ounces sold are summarized in the table below:

	Q3 2005	YTD 2005 (1)

Gold production – ounces	2,130	2,130
Gold sales – ounces	1,000	1,000

Mining and processing ($)	299,693	299,693
Cash operating costs ($)*	299,693	299,693
- Per ounce sold	$299.69	$299.69

Royalties and production taxes ($)	-	-
Total cash costs ($)**	299,693	299,693
- Per ounce sold	$299.69	$299.69

Amortization ($)	84,063	84,063
Accretion of asset retirement obligation ($)	4,000	4,000
Total production costs ($)***	387,756	387,756
- Per ounce sold	$387.76	$387.76

* Includes all direct mining costs, refining and transportation costs and by-product credits.

**Include all cash operating costs and royalties and production taxes.

***Include all total cash costs, amortization and depreciation, and accretion of asset retirement obligations.

(1) Note: Reflects amortization and accretion of asset retirement obligations costs for the period subsequent to June 30, 2005 only.

Administrative and corporate expenses of $530,675 in the third quarter of 2005 were 14% higher than the $465,720 incurred in the comparable period of 2004. The key components of this expense are shown below:

	Q3 2005	YTD 2005	Q3 2004	YTD 2004
Salaries and management fees	271,262	1,118,547	213,998	700,287
Legal, audit and accounting	22,418	167,315	75,689	245,806
Office and administration	113,381	365,328	71,589	190,407
Shareholder communications	62,592	259,355	21,966	163,226
Travel and accomodation	58,212	189,400	58,127	165,952
Trust and filing fees	2,810	113,590	24,351	152,091
	530,675	2,213,535	465,720	1,617,769

Year-to-date administrative and corporate expenses in 2005 were 37% higher than in 2004. The primary increase in 2005 is due to bonuses paid during the nine months ended September 30, 2005 being approximately $0.2 million higher than in the same period of 2004. In addition, increased office and administration costs incurred at the Company’s offices in Hermosillo, Mexico and shareholder communication and investor relations costs contributed to the increases on both a quarterly and year-to-date basis in 2005.

Stock based compensation expense was $nil in the third quarter of both 2005 and 2004. All stock options granted to officers, management and employees have vested immediately on grant. Accordingly, the full value of a stock option grant is recognized as expense in the period of grant. No stock options were granted during the third quarter 2005.

For the nine-month period ended September 30, 2005, stock based compensation expense of $927,000 was recognized compared to $551,965 in the same period of 2004. A total of 1,325,000 stock options were granted in the nine-month period ended September 30, 2005 at an average exercise price of CDN$3.73 as compared to 1,350,000 stock options granted at an average exercise price of CDN$2.29 in the same period of 2004. The increased expense in 2005 reflects the higher average exercise price of the stock options granted.

Financial Revenues and Expenses

The Company received CDN$50 million ($40.3 million) from the issuance of convertible debentures, before related financing costs in February 2005. The debentures are classified as a liability, with the exception of the portion relating to their conversion feature, which is classified as an equity component, resulting in the carrying value of the debentures being less than their face value. The discount is being accreted over the term of the debentures.

Interest income

Interest income for the third quarter of 2005 of $218,404 increased significantly from the amount recorded in the same period in 2004 of $63,422. On a year-to-date basis, interest income of $823,098 compared to $128,770 for the nine months ended September 30, 2004. The higher interest income is the result of higher average cash balances maintained throughout 2005 resulting from the proceeds of the debenture offering in early February 2005.

Interest expense

Interest expense in the quarter of $587,388 primarily represented interest on the CDN$50 million 5.5% convertible debentures issued in February 2005. During the same period of 2004, $64,257 of interest expense related to a previous loan which was repaid in December 2004.

For the nine-month period ended September 30, 2005 interest expense related to the convertible debentures amounted to $1,458,852, of which $1,205,102 was charged to interest expense and $253,750 was capitalized to mineral properties as this cost related to funds invested in mine development.

Financing expense

During the third quarter, financing expense of $113,867 was comprised of $61,000 of amortization of the deferred financing costs associated with the debt portion of the convertible debenture, as well as $52,867 of amortized deferred financing costs related to the revolving credit facility entered into in July 2005. The lender was issued 350,000 warrants exercisable until July 21, 2007 at a price of CDN$5.80. The value of the warrants issued was estimated using the Black Scholes valuation model (note 11(c)) at $265,000. This financing cost is deferred and amortized on a straight-line basis over the initial one year term of the credit facility.

Accretion of convertible debenture discount

Accretion expense in the quarter amounted to $412,746 (year-to-date - $866,083).

Foreign exchange gain (loss)

The Company incurred a loss on foreign exchange of $579,246 in the third quarter of 2005 primarily due to the strengthening of the Canadian dollar against the United States dollar at quarter end. The foreign exchange rate increased from an average rate in the third quarter of $1USD = $0.83CDN to a rate of $1USD = $0.86CDN at September 30, 2005.

The Company’s main foreign currency exposure results from its CDN$50 million debenture liability due in February 2010. Most of the proceeds of the convertible debenture offering were subsequently converted into United States dollars to meet funding requirements for Mulatos construction. Management has elected to hedge a portion of this exposure through the purchase of Canadian dollar forward contracts. A portion of the Canadian dollar debt is not hedged as management expects to receive Canadian dollars on the exercise of its outstanding 4,471,000 warrants with an exercise price of CDN$3.50 scheduled to expire on April 8, 2006. The foreign exchange loss related to the debt portion of the convertible debentures amounted to $2.1 million on a year-to-date basis, as the Canadian dollar has strengthened, increasing the US dollar cost to the Company of settling this obligation. Offsetting the foreign exchange loss on the debenture is the realized foreign exchange gains on Canadian dollar denominated short term investments and cash held by the Company during the year, as well as unrealized foreign exchange gains on Canadian dollar forward currency contracts representing obligations to purchase $22 million Canadian dollars.

Summary of Quarterly Results

The following table shows consolidated loss by quarter for the previous eight quarters, on a dollar and per share basis. The Company reported its first revenues in the amount of $440,913 in the third quarter of 2005. Per share figures are basic. Diluted per share amounts have not been presented as the effect on each quarterly loss would be anti-dilutive.

Loss by quarter
	Q1	Q2	Q3	Q4
	$	$	$	$
2005	1,138,479	2,326,551	1,952,361
Per share	0.01	0.03	0.03
2004	457,407	1,437,139	400,458	1,477,220
Per share	0.01	0.02	0.01	0.02
2003				980,701
Per share				0.02

Significant variations in charges to expense in each quarter include: non-cash compensation recorded in the amount of $403,989 in Q4 2003 and $82,775, $469,190 and $392,000 in Q1, Q2 and Q4 respectively of 2004, and $927,000 in Q2 2005, reflecting the value of the grant of incentive stock options to personnel. Results for Q1 through Q3 of 2005 contain charges for debenture accretion, interest and financing expense relating to convertible debentures issued in February 2005. Bonus compensation was granted in the amount $407,600 in Q2-2005 and $216,000 in Q2-2004.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the debt portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debentures, which approximates their accreted value at each reporting period value in United States dollars. The convertible debenture was initially recorded at the discounted value of future cash flows, using the Company’s risk adjusted discount rate of 12.6% and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The amount of debenture discount is accreted to the carrying value of the debenture on a quarterly basis. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar. In the third quarter 2005, the Company recorded a foreign exchange loss of $579,246. The Company minimizes its foreign exchange risk by maintaining low net account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company has entered into agreements to acquire $22 million Canadian dollars at fixed future prices to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. The Company has placed its cash and cash equivalents in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. Although the Company is owed approximately 47 million pesos from the Mexican government for sales tax refunds at September 30, 2005, it has chosen not to hedge this exposure as these funds will be spent on Mexican mining activities in 2006.

Investment in Property, Plant and Equipment and Exploration

Investments in property, plant and equipment for the first nine months of 2005 totaled $41 million. On a year-to-date basis, purchases of mine and office equipment exceeded $18 million, while investments in property and mineral development approximated $23 million. During the third quarter of 2005, equipment purchases were $8.5 million of which $3 million related to the crushing circuit, $0.5 million to the conveyor and the remaining additions of $5 million to mine site machinery and equipment.

At the end of September 2005 the Company had spent to date an estimated $61 million on construction and procurement at the Mulatos Project. Major property and mine development investments in the third quarter included $1.2 million on the leach pad, $1.6 million on equipment refurbishing and maintenance, $0.65 million on road construction, $0.6 million on mine access and haul roads, $0.6 million on water systems and $0.7 million on electrical systems. The expected cost at completion of the initial phase of construction is approximately $78 million compared with a budget of $73 million. Substantially all of the project costs are expected to be incurred prior to year end. The expected variance over the budgeted amount is primarily due to higher than budgeted costs associated with refurbishing and installing the crusher, increased road construction and site infrastructure costs and higher than expected costs to build the leach pad, partially offset by lower than budgeted investments in mining capital and equipment.

 In the third quarter of 2005, the Company recorded an increase of $159,000 in its valuation of asset retirement obligations (ARO’s), based on ongoing development work at the Mulatos Project. This valuation reflects the discounted cash flows anticipated for future removal and site restoration and is added to the cost of the Mulatos Mine property.

Subsequent to the end of the third quarter on November 1, 2005, the Company entered into a letter agreement with Morgain Minerals Inc. (“Morgain”) to sell its La Fortuna property for consideration of 5 million common shares of Morgain and a 1% net smelter royalty (“NSR”). The La Fortuna property has a carrying value of $1,010,638. The value of the Morgain common share consideration at November 4, 2005 was up to CDN$2 million ($1.7 million). Although the proceeds of disposition will be greater than the carrying value, no gain on disposition will be recorded as the transaction will be accounted for as a non-monetary exchange.

In the third quarter of 2005, the Company invested $1.4 million in exploration and development activities. Exploration expenditures for the nine months ended September 30, 2005 of $2.3 million compare to the full year budgeted level of $6 million. Due to experienced delays in underground and surface drilling, the Company expects that exploration expenditures of approximately $4 million will be incurred for the full year ended December 31, 2005.

The El Salto resource area is located directly north of the Estrella Pit, and Mina Vieja adjoins the El Salto area to the east and is the site of the historic production at Mulatos. A reserve estimate is expected shortly to add to the reserves currently at Estrella. The timeline for completion was extended in order to complete 26 drill holes not in the original plan added to follow mineralization extensions, and to complete additional check assays at the request of the consultant completing the resource model.

A development drift connecting the Escondida and El Victor zones was initiated to complete development drilling from underground along a two-kilometer mineralized structural corridor.

Approximately 1,100 meters of a total 1,700 meter drift has been completed from portals at opposing ends of the drift. An additional 490 meters of drifting for drill stations has been completed. Good ore-grade continuity has been established in the development zones. Most of the development muck taken from the drift (97% from the Escondida portal and 65% from El Victor) has been ore-grade material averaging 1.0 g/t. A total of 13,500 tonnes of material has been trucked to the leach pad.

Drill stations have been established for a minimum of 70 holes, with one underground core rig currently drilling in the Escondida zone. To date 1,035 meters have been completed. Two additional rigs are scheduled to arrive on the property in the fourth quarter. A ventilation hole was drilled from surface through a tabular high-grade zone overlying the underground development drift and returned 12.2 g/t over 10.67 meters. Additional holes will be added to test grade distribution within this zone.

The Company is currently drilling regional grass roots targets at both the El Jaspe and Los Bajios areas. The first 12 holes of a 20-hole El Jaspe program have returned some encouraging results. Best intervals to date are 2.25 g/t over 6.1 meters, 1.46 g/t over 7.6 meters, and 0.85 g/t over 13.7 meters within an approximately 50 meter interval of sub-cutoff grade (0.5 g/t) material; elevated silver is also coincident with the gold mineralization. Although generally low grade, mineralization is locally heavily oxidized and close to surface. Additional holes will be added to identify the feeder structures. At West Bajios, results are pending for the twenty holes currently completed to test a combination of geologic and geophysical targets.

Liquidity and Capital Resources

In February 2005, the Company issued $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debentures maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debentures bear interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debentures are convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures. In certain circumstances, the debentures may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debentures are classified as a liability with the exception of the portion relating to their conversion features, which are classified as an equity component, resulting in the carrying value of the debentures being less than their face value.

The Company has put in place an unsecured $10 million revolving line of credit with a bank, available for general corporate purposes. No funds have been drawn on this facility to date.

The Company ended September 30, 2005 with $16.7 million in cash and cash equivalents compared with $28.1 million (which includes short-term investments) at December 31, 2004. The Company also had $1.2 million in funds set aside to pay interest on the convertible debentures due in February 2006, in accordance with the terms of the trust indenture. At September 30, 2005 the estimated cost to complete the Mulatos Mine construction and procurement and for additional capacity was approximately $21.9 million.

At September 30, 2005, the Company had $29.0 million in working capital, a level consistent with the working capital balance of $29.0 million at December 31, 2004. Cash, cash equivalents and short-term investments increased by $3.6 million from December 2004 balances.  The increase in cash and short-term investments was the result of funds received from the $40.3 million convertible debenture issue in February 2005, and from the receipt of $1.3 million from the exercise of warrants and stock options, net of amounts invested in construction, mine development and equipment purchases throughout the year. Payables increased from $1.0 million at December 2004 to $3.2 million at September 30, 2005 in response to increased construction activities at Mulatos. The other significant changes in working capital resulted from the reduction in interest payable as a result of Alamos making its first interest payment on the convertible debentures in August, and the investment in inventory of gold-in-process of $3.5 million reflecting the cost of pad-loading and stockpiling of gold-bearing material undergoing processing into a gold/silver dore product. Amounts receivable reflect $5.1 million in value added tax recoverables, mainly from the Mexican government.

The Company is adequately funded with cash on hand and $10 million in an unused credit line to carry out further development work at the Mulatos Project. The Company expects to have a Mine working capital requirement of up to $5 million or more throughout the remainder of 2005, depending on the level of gold in-process inventory, inventory of spare parts, and the timing of recovery of refundable sales taxes, down from the current level of $9.8 million which includes short-term contractor advances and recoverable taxes. The Company expects to generate some cash flow from operations prior to completing construction of the Mine.

Outlook

The Company continues with its plans to complete mine development at Estrella, announce reserves at El Salto in the fourth quarter of 2005, achieve feasibility rates of production at Estrella in the first quarter 2006, and upgrade resources to reserves at Escondida through underground drifting and drilling in the second quarter 2006 followed by reserve work at El Victor. The Company expects to make new discoveries on its other targets within Salamandra.

In the third quarter of 2005, the Company focused on completing the initial leach pad, processing plant, and the Mulatos Mine site infrastructure. Approximately three million tonnes of waste have been removed from the Estrella Pit up to November 2005 which completes the pre-stripping portion of the Mulatos Mine plan. Approximately 500,000 tonnes of ore will be mined during the remainder of the fourth quarter with approximately a 1:1 waste-to-ore ratio. The waste-to-ore ratio in 2006 is expected to be 2.3:1. Gold production is estimated to be 7,000 – 9,000 ounces in the fourth quarter 2005. Additional truck capacity has been sourced and will be incorporated into the budgeted Mulatos Mine plan for 2006 and beyond.

The crushing and conveying circuit is expected to be complete in mid December, with the Mulatos Mine reaching feasibility level operation in the first quarter 2006.

During the third quarter, development drilling adjacent to the Mulatos deposit at El Salto/Mina Vieja and in the adjoining Escondida/El Victor mineralized areas continued with revised reserve estimates expected to be available during the fourth quarter for El Salto/Mina Vieja and the second quarter 2006 for Escondida.

The Company continues to advance the Escondida/El Victor underground drift development to a total of 1,700 meters and to develop drill sites along the drift. As results warrant, Escondida is expected to be incorporated into a revised reserve model some time in the second quarter of 2006.

Drilling is continuing at El Jaspe and Los Bajios. At Los Bajios, the site of exploration drilling in 2004, the Company completed a 3D IP survey. Targets have been developed for drill testing. Drilling commenced in the third quarter, with further testing and analysis to be completed in the fourth quarter of 2005.

Off-Balance Sheet Arrangements

The Company has entered into agreements to acquire $16 million Canadian dollars in 2007, and $6 million Canadian dollars in February 2006 at a fixed price to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. As at September 30, 2005, the Company has recorded an unrealized foreign exchange gain of $1.2 million on these contracts.

Commitments Table (by period)

The following table lists as at September 30, 2005 information with respect to the Company’s contractual obligations.

	PAYMENTS DUE BY PERIOD ($)
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1- 3 YEARS	3 – 5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations(1)	52,460,000	2,365,000	4,730,000	45,365,000	-
Purchase Obligations(2)	12,500,000	12,500,000	-	-	-
Future currency purchases	18,000,000	5,000,000	13,000,000	-	-
Liabilities reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements (3)	800,000	-	-	-	800,000
Others	-	-	-	-
Total	83,760,000	19,865,000	17,730,000	45,365,000	800,000

Contractual obligations exclude expenses, except as noted, of a fixed nature expected to be incurred in the normal course of operations.

(1)

Based on September 30, 2005 USD/CDN exchange rate. The Company issued CDN$50 million ($40.3 million) in convertible debentures due in February, 2010, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 5.5%.

(2)

Based on contracts entered into as at September 30, 2005, out of a total estimated cost to complete the initial phase of construction plus adding additional capacity for a total of $21.9 million.

(3)

Estimated asset retirement obligations, presented on a non-discounted cashflow basis.

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $46,528 (2004 - $354,700 to a director and officer of the Company). In 2004, consulting services were subject to the terms of an annual renewable services contract for an officer and director – the form of this services contract was discontinued in the fourth quarter of 2004. These transactions have occurred in the normal course of operation and are measured at their fair value.

New Accounting Policies

In the third quarter of 2005 the Company achieved its first gold production from the Mulatos Mine. Accordingly, new accounting policies related to revenue recognition, in-process gold inventories and parts and supplies inventories were adopted.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital as at November 4, 2005:

November 4, 2005
Common shares
- Common shares outstanding	77,366,918

Warrants
- Exercisable at CDN$3.50 until expiry on April 8, 2006	4,458,500
- Exerciable at CDN$5.80 until expiry on July 21, 2007	350,000
4,808,500
Stock options
- Average exercise price CDN$2.60. Fully vested.	4,780,983

Convertible debentures
- Face value CDN$50 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	9,433,960

Diluted number of common shares outstanding	96,390,361

Non-GAAP Performance Measures

The Company has presented the non-GAAP performance measures such as cash operating costs, total cash costs, total production costs and loss from operations in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company and in the December 31, 2004 MD&A and apply to this period under review.